APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Maleek Jackson Fitness
Income Statement - unaudited
For the periods ended 12/31/2018

	Current Period
	1/1/2018 - 12/31/2018
REVENUES	
Sales	$ 165,000.00
Other Revenue	-
TOTAL REVENUES	**165,000.00**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	165,000.00
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	50,240.00
Contractor salaries	82,591.00
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	9,803.00
Payroll Processing	-
Professional Services - Legal, Accounting	-
Vehicle Expenses	6,284.00
Rental Payments	30,000.00
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	7,001.00
Website Development	-
TOTAL OPERATING EXPENSES	185,919.00

OPERATING PROFIT (LOSS)   (20,919.00)

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-

NET INCOME (LOSS) $ **(20,919.00)**

Maleek Jackson Fitness
Balance Sheet - unaudited
For the period ended 12/31/2018

	Current Period
	31-Dec-18
ASSETS	
Current Assets:	
Cash	$ 5,000.00
Petty Cash	
Accounts Receivables	-
Inventory	
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	5,000.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	63099
Computer Equipment	2,503.00
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	65,602.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 70,602.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Loan equity		
Capital Stock/Partner's Equity		70,602.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		70,602.00
TOTAL LIABILITIES & EQUITY	$	**70,602.00**
Balance Sheet Check		-

Maleek Jackson Fitness
Income Statement - unaudited
For the periods ended 12/31/2019

	Current Period
	1/1/2019 - 12/31/2019
REVENUES	
Sales	$ 167,798.00
Other Revenue	-
TOTAL REVENUES	**167,798.00**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	167,798.00
OPERATING EXPENSES	
Advertising and Promotion	1,302.00
Bank Service Charges	-
Business Licenses and Permits	660.00
Computer and Internet	6,973.00
Driving Service	6,463.00
Contractor salaries	16,033.00
Insurance	2,098.00
Meals and Entertainment	8,185.00
Professional Development	6,039.00
Miscellaneous Expense	15,926.00
Office Supplies	243.00
Payroll Processing	-
Professional Services - Legal, Accounting	1,236.00
Vehicle Expenses	7,655.00
Rental Payments	49,770.00
Salaries	-
Payroll Taxes and Benefits	-
Travel	1,966.00
Utilities	5,776.00
Website Development	-

TOTAL OPERATING EXPENSES	130,325.00
OPERATING PROFIT (LOSS)	37,473.00
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	$ 37,473.00

Maleek Jackson Fitness
Balance Sheet - unaudited
For the period ended 12/31/2019

	Current Period
	31-Dec-19
ASSETS	
Current Assets:	
Cash	$ 5,000.00
Petty Cash	
Accounts Receivables	-
Inventory	
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	5,000.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	9199
Computer Equipment	2,503.00
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	11,702.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 16,702.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Loan equity		
Capital Stock/Partner's Equity		16,702.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		16,702.00
TOTAL LIABILITIES & EQUITY	$	**16,702.00**
Balance Sheet Check		-

I, Maleek Jackson, certify that:

1. The financial statements of The Body Doctor LLC included in this Form are true and complete in all material respects; and
2. The tax return information of The Body Doctor LLC included in this Form reflects accurately the information reported on the tax return for The Body Doctor LLC for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature   *Maleek Jackson*

Name: Maleek Jackson

Title: Owner